2401 4th Avenue Suite 1050

Seattle, Washington 98121

June 28, 2016

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4720

Washington, DC 20549

Attention:	Ms. Suzanne Hayes
Assistant Director

Re:	Aptevo Therapeutics Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed May 31, 2016
File No. 001-37746

Ladies and Gentlemen:

We are submitting this letter in response to comments contained in a letter dated June 16, 2016 from Suzanne Hayes, Assistant Director, of the Staff (the “Staff”) of the Securities and Exchange Commission to Aptevo Therapeutics Inc. The responses to these comments are set forth below and are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Exhibit 99, Information Statement

Unaudited Pro Forma Combined Balance Sheet, page 72

1.	Considering your response to our prior comment 18, please disclose how you will account for the legal formation and capitalization of Aptevo and the contribution of the assets and liabilities of Aptevo by Emergent and why you have not presented pro forma statements of operations including pro forma loss per share information.

Response: In response to the Staff’s comment, please be advised we have revised our description and definition of the reporting entity for both the audited and unaudited combined financial statements as “the Biosciences Business of Emergent BioSolutions Inc.” Please see our response to the Staff’s comment 5 below for further information regarding our updated clarification of the presentation of financial information.

We have revised the introductory paragraphs to our pro forma financial information to more adequately describe the legal formation of Aptevo Therapeutics Inc. As of formation and as of March 31, 2016, the newly formed Aptevo Therapeutics Inc. entity did not yet hold any assets or liabilities and had no operations. Upon completion of all the transactions referred to in the Information Statement in connection with the separation, including the transfer of the assets, liabilities, products, business and activities of the Biosciences Business of Emergent BioSolutions Inc. from Emergent BioSolutions Inc. and its subsidiaries to Aptevo Therapeutics Inc., Aptevo Therapeutics Inc. will become the holder

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June 28, 2016

of and parent company of the former Biosciences Business of Emergent BioSolutions Inc. In accordance with ASC 805-50-45, these transfers and assignments will be performed and accounted for within Emergent BioSolutions Inc.’s common control at their recorded amounts.

The unaudited pro forma balance sheet presentation incorporates the pro forma adjustments to reflect the planned separation, transition agreements and Emergent BioSolutions Inc.’s capital contributions and pro rata stock distribution in arriving at the unaudited pro forma balance sheet of Aptevo Therapeutics Inc. as of March 31, 2016 as if the separation occurred on March 31, 2016.

Additionally, given the recent clarification of business terms comprising the Manufacturing Services Agreement between Emergent BioSolutions Inc. and Aptevo Therapeutics Inc. and our ability to now estimate the impact the Manufacturing Services Agreement terms would have had on historical financial results, we have included unaudited pro forma results of operations for the three months ended March 31, 2016 and the year ended December 31, 2015 as if the separation occurred on January 1, 2015. We also included the placeholder for the disclosure of the pro forma net loss per share information, subject to completion pending the determination of the pro rata distribution ratio of Aptevo Therapeutics Inc. shares of common stock to Emergent BioSolutions Inc. shareholders.

Business

Manufacturing

Sources of Availability of Raw Materials, page 86

2.	Please expand your discussion of your agreements with CMC Biologics, Patheon UK Limited and Rovi Contract Manufacturing, S.L. to identify the products that are dependent on each of the supply agreements and to disclose the material terms of the agreements, including but not limited to exclusivity provisions, obligations to pay milestones, term and termination provisions and the nature of the triggering events.

Response: In response to the Staff’s comment, please be advised that we have revised the disclosure in the noted section related to our supply agreements with CMC Biologics, Patheon UK Limited and Rovi Contract Manufacturing, S.L. to identify the products that are dependent on each of these agreements and to disclose their material terms.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, pages 103 and 105

3.	Please disclose the nature and amount of research and development expenses incurred for your IXINITY product candidate after it was approved by the FDA in April 2015.

Response: In response to the Staff’s comment, please be advised we have disclosed the nature and amount of IXINITY expenditures qualifying as research and development expenses, in accordance with FASB Accounting Standards Codification 730, Research and Development (ASC 730), incurred since the April 2015 FDA approval in our IXINITY disclosure within our Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 102.

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June 28, 2016

4.	Please disclose the amount of decreases or increases that you attribute to “timing of manufacturing activities” and disclose why these activities impact research and development expenses.

Response: In response to the Staff’s comment, please be advised we have revised the disclosure to indicate the nature of these manufacturing activities as those related to process development and clinical trial activities of product candidates to clarify that these expenses qualify as research and development expenses in accordance with ASC 730.

Notes to Combined Financial Statements

1. Nature of Business and Basis of Presentation, page F-7

5.	Please refer to your response to our prior comment 18 that the formation of Aptevo as the eventual standalone parent company will be effective upon completion of the spin-off from Emergent and the newly-formed Aptevo entity does not yet hold any of the certain assets and liabilities of the Emergent BioSolutions Inc. biosciences business. As such, tell us:

•	Why it is appropriate to label the financial statements as Aptevo Therapeutics Inc.;
•	Why it is appropriate to refer to the historical results presented in the summary and selected combined historical financial information/data and in MD&A elsewhere in the filing as Aptevo;
•	Why you do not include audited financial statements of Aptevo Therapeutics Inc, the company that will serve as the registrant, in the filing; and
•	What entities or businesses are being combined in the combined financial statements.

Response: In response to the Staff’s comments, please be advised we have revised our financial statement descriptions, titles and labels to clarify that the accompanying financial statements are the carve-out, standalone financial statements of the Biosciences Business of Emergent BioSolutions Inc. on a combined basis of presentation and not those of Aptevo Therapeutics Inc., the eventual parent company of the transferred business upon completion of the separation. Aptevo Therapeutics Inc. was formed in February 2016 and has no assets, liabilities or results of operations for any period presented. Aptevo Therapeutics Inc. has a nominal number of outstanding common shares that were issued upon formation. We have updated our disclosures to reflect this information and define related terms in Footnote 1. Nature of Business and Basis of Presentation.

Further to the specific questions:

•	Why it is appropriate to label the financial statements as Aptevo Therapeutics Inc.;

We have removed the Aptevo Therapeutics Inc. descriptor from the label of the financial statements and footnotes. The financial statements solely reflect the financial position, results of operations and cash flows of the Biosciences Business of Emergent BioSolutions Inc.

•	Why it is appropriate to refer to the historical results presented in the summary and selected combined historical financial information/data and in MD&A elsewhere in the filing as Aptevo;

We have revised our Presentation of Information on page 1 to clarify that our Information Statement filing describes the Biosciences Business of Emergent

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June 28, 2016

BioSolutions Inc. to be transferred to Aptevo Therapeutics Inc. in the separation. We have also included the revised Bioscience Business of Emergent BioSolutions Inc. historical financial information reference statements in the introductory paragraphs to the Information Statement Summary on page 9 and to the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 102.

•	Why you do not include audited financial statements of Aptevo Therapeutics Inc, the company that will serve as the registrant, in the filing; and

Aptevo Therapeutics Inc. was formed in February 2016 and has no assets, liabilities or results of operations. Aptevo Therapeutics Inc. has a nominal number of outstanding common shares. Therefore, we have determined that the information included within audited financial statements would not be useful to the reader of the financial statements or our Information Statement. We have updated our disclosure to indicate the following: “Upon formation and to date, Aptevo Therapeutics Inc. has had no assets, liabilities or results of operations and has 1,000 shares of $0.001 par value common stock outstanding.”

•	What entities or businesses are being combined in the combined financial statements.

The historical combined financial statements of the Biosciences Business of Emergent BioSolutions Inc. include the assets, liabilities and operations of certain businesses and complete legal entities that will be contributed to Aptevo Therapeutics Inc. The legal entities, and the assets, liabilities and operations of certain businesses that are included in the combined financial statements are as follows:

a)	Emergent Product Development Seattle LLC, a legal entity, which is primarily a research and development company focused on the generation and clinical testing of recombinant protein therapeutics, based on the ADAPTIR platform, for the treatment of cancer and autoimmune disease.
b)	Cangene Europe Limited, a legal entity, which focuses on hematology (blood disease) therapeutics.
c)	The assets, liabilities and operations of the hyperimmune commercial business contained within Cangene Corporation, Cangene BioPharma Inc. and CNJ Holdings Inc.

And, as of February 2016,

d)	Aptevo Therapeutics Inc., a legal entity, the eventual parent company.

Please be advised that the entity organization chart on page 159 has been revised to clarify which businesses and legal entities are included in the combined financial statements.

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June 28, 2016

2. Summary of significant accounting policies

Segment reporting, page F-13

6.	Please refer to your response to our prior comment 19. Include the segment information required by ASC 280-10-50-40 through 50-42 in the notes to the audited financial statements.

Response: In response to the Staff’s comment, please be advised we have included the segment information as Footnote 14. Segment Reporting, to the audited financial statements.

If you have any questions, or require any additional information, please contact Eric M. Burt, Vice President and Associate General Counsel, Emergent BioSolutions Inc., at (240) 631-3241.

By:	/S/ ROBERT G. KRAMER
Robert G. Kramer
President

cc:	Bonnie Baynes, Staff Accountant
James Rosenberg, SACA
Josh Samples, Staff Attorney